Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

Below is an Employee Town Hall Presentation, which was delivered on April 13, 2010 and which has been made available for replay on Mirant’s intranet website.

Mirant Employee Town Hall Presentation April 13, 2010

Safe Harbor
Forward Looking Statements
This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning.  These forward-looking statements involve a number of risks and uncertainties.  RRI Energy and Mirant caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-
looking statement.  Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energ and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts.  Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in RRI Energy’s and Mirant’s filings with the Securities and Exchange Commission.  These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied;
the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors”
section of each of RRI Energy’s and Mirant’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.  Each forward-
looking statement speaks only as of the date of the particular statement and neither RRI Energy nor Mirant undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information And Where To Find It
This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a Registration
Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy.  RRI Energy and the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab
“Investor Relations” and then under the heading “Company Filings.”  You may also obtain these documents, free of charge, from Mirant’s website
(www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
Participants In The Merger Solicitation
RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from
RRI Energy and Mirant shareholders in favor of the merger and related matters.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010.  You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010.  Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.  You can obtain free copies of these documents from RRI
Energy and Mirant using the contact information above.
Mirant will mail the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at

About RRI Energy
More than 14,000 megawatts of power generation capacity
Power generation assets located in key regions of the country
Fleet utilizes a mix of natural gas, coal and oil
Approximately 2,200 employees
Based in Houston, Texas

Transaction Terms
Company Name
GenOn Energy
Consideration
Merger of equals
100% stock transaction
Exchange Ratio
Mirant stockholders will receive 2.835 shares of RRI Energy in exchange for each share of Mirant
Ownership
Mirant stockholders will own approximately 54% of GenOn Energy
RRI Energy stockholders will own approximately 46% of GenOn Energy
Board of Directors
GenOn Energy Board to consist of 10 directors
5 Directors from Mirant/ 5 Directors from RRI Energy
Management
Edward R. Muller, Chairman & CEO
Mark M. Jacobs, President & COO
J. William Holden III, CFO
Identified executive leadership team reflects balanced representation from both companies
Headquarters
Corporate headquarters in Houston, TX
Transaction Close
Expected before the end of 2010

Creating Leading IPP With Combined 24,700 MW Generating Capacity
Shared Commitment to Operational & Commercial Excellence
Increased Scale and Diversity Across Key Regions
Substantial Cost Savings
Positioned to Benefit from Improvement in Market Fundamentals
Stronger Balance Sheet & Ample Liquidity
Good Fit Culturally and Operationally

5 5
Increased Diversity and Scale
Color by Holding Company Name
Mirant
RRI Energy
Size By Summer Capacity MW
200 to 810
75 to 200
50 to 75
20 to 50
1 to 29
all others
* Approximately 1,300 MW will move from MISO
to PJM in June 2011
PRO FORMA CAPACITY
By Geography
PJM – 50%
Southeast – 10%
MISO* – 7%
NYISO &
ISONE – 10%
CAISO – 23%
PRO FORMA CAPACITY
24.7 GW
Dual – 30%
Oil – 2%
Natural
Gas – 37%
Coal – 19%
Controlled
Coal – 11%
Uncontrolled
PRO FORMA GENERATION
~39,600 GWh
¹
Coal – 59%
Controlled
Natural
Gas – 13%
Coal – 25%
Uncontrolled
Dual –3%
CAISO
Midwest ISO
ISO-NE
NYISO
PJM
¹
Based on 2009 actuals

Exelon
GenOn Energy
Calpine
NRG
FirstEnergy/Allegheny
FPL
PSEG
RRI Energy
Dynegy
PPL
Mirant
Edison International
AES
Dominion
Constellation
Ameren
Entergy
Pepco

6 A Market Leader (GW) U.S. Competitive Generation Capacity 31.0 24.7 24.3 23.5 21.0 18.1 15.9 14.6 12.4 11.7 10.1 9.9 9.9 9.2 7.0 6.4 6.3 4.6 0 5 10 15 20 25 30 35

GenOn Energy Senior Management Team
Bill Holden, CFO
Mark Jacobs, President & COO
Mike Jines, General Counsel
Robert Gaudette, Chief Commercial Officer
Anne Cleary, Asset Management
Ed Muller, Chairman & CEO
Dave Freysinger, Operations

What Happens Next?
• Companies take needed steps to close transaction before end of 2010
Mirant and RRI Energy stockholder approval
Regulatory approvals
• Integration team to carefully evaluate all employee-related issues
• Will utilize best practices and harness talents from each company
• Will strive to keep you informed as we make progress
Most decisions in 60 days
Committed to treating all employees fairly
• Continue to operate as stand alone companies until the transaction closes
• Important for all employees to stay focused on day-to-day responsibilities
Combination will create stronger business,
better able to compete and provide opportunities for employees